

Mail Stop 4631

November 3, 2009

Mr. Daniel J. Lefaivre
Stantec Inc.
10160 112 Street
Edmonton, Alberta T5K 2L6
Canada

   RE: Stantec Inc.
     Form 40-F for the fiscal year ended December 31, 2008
     Filed February 26, 2009
     File # 1-32562

Dear Mr. Lefaivre:

  We have completed our review of your Form 40-F and related filings and have no further comments at this time.

  If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

        Sincerely,

        John Cash
        Accounting Branch Chief